                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 Information to Be Included In Statements Filed
                    Pursuant to Rule 13d-1(a) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. __)*

                                 Lil Marc, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   532366 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Joseph P. Wynne
                          ComVest Capital Partners, LLC
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /___/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP No. 532366 10 1                13D                 Page   2 of  10 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     COMVEST CAPITAL PARTNERS, LLC (13-4068973)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER

                                  0
                             --------------------------------------------------
      NUMBER                  (8) SHARED VOTING POWER
       OF
      SHARES                      5,194,166
  BENEFICIALLY               --------------------------------------------------
      OWNED                   (9) SOLE DISPOSITIVE POWER
    BY EACH
   REPORTING
     PERSON                       0
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  5,194,166
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         /  /

     5,194,166
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 90.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT*

                                  SCHEDULE 13D

CUSIP No. 532366 10 1                13D                 Page   3 of  10 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MICHAEL S. FALK
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER

                                  0
                             --------------------------------------------------
      NUMBER                  (8) SHARED VOTING POWER
       OF
      SHARES                      5,194,166
  BENEFICIALLY               --------------------------------------------------
      OWNED                  (9) SOLE DISPOSITIVE POWER
     BY EACH
   REPORTING
     PERSON                      0
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  5,194,166
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,194,166
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 90.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT*

                                  SCHEDULE 13D

CUSIP No. 532366 10 1                13D                 Page   4 of  10 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ROBERT PRIDDY
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER

                                  0
                             --------------------------------------------------
      NUMBER                  (8) SHARED VOTING POWER
       OF
      SHARES                      5,194,166
  BENEFICIALLY               --------------------------------------------------
      OWNED                   (9) SOLE DISPOSITIVE POWER
     BY EACH
   REPORTING
     PERSON                       0
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  5,194,166
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,194,166
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 90.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT*

                                  SCHEDULE 13D

CUSIP No. 532366 10 1                13D                 Page   5 of  10 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     KEITH ROSENBLOOM
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER

                                  0
                             --------------------------------------------------
      NUMBER                  (8) SHARED VOTING POWER
       OF
      SHARES                      5,194,166
  BENEFICIALLY               --------------------------------------------------
      OWNED                   (9) SOLE DISPOSITIVE POWER
    BY EACH
   REPORTING
     PERSON                       0
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  5,194,166
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,194,166
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 90.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT*

ITEM 1. SECURITY AND ISSUER

         The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of LiL Marc, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 830 Third Avenue, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is filed jointly by ComVest Capital Partners, LLC ("ComVest"), a limited liability company organized under the laws of Delaware and whose principal business is investing in and administering ownership of securities, Michael S. Falk, Robert Priddy, and Keith Rosenbloom. ComVest, Mr. Falk, Mr. Priddy, and Mr. Rosenbloom are the "Reporting Persons." Messrs. Falk, Priddy and Rosenbloom are the managers and principal members of ComVest.

         All of the individual Reporting Persons are United States citizens. The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

         During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Stock Purchase Agreement dated as of May 19, 2000 (the "Purchase Agreement") by and among ComVest and the Issuer, George I. Norman III, Laurie J. Norman, Alewine Limited Liability Company ("Alewine"), and Linda Bryson (the latter four parties, collectively the "Sellers"), ComVest purchased 1,194,166 issued and outstanding shares of the Common Stock from the Sellers for an aggregate purchase price of $315,000. Also pursuant to the Purchase Agreement, ComVest purchased from the Issuer, at an aggregate cost of $250,000, 1,000,000 newly issued shares of the Common Stock and a warrant (the "Warrant") to purchase an additional 3,000,000 shares of the Common Stock. The Warrant is exercisable until November 25, 2001 at an exercise price of $0.25 per share.

         These purchases were effectuated on May 25, 2000, at which time all of the officers and directors of the Issuer resigned and ComVest's designees, Joseph P. Wynne and Basil Ascuitto, were elected sole directors and officers. Mr. Wynne is the President and Mr. Ascuitto is the Chief Financial Officer and Secretary of the Issuer.

         Pursuant to a stock sale agreement between the Issuer and Alewine, the Issuer has agreed to sell all of the issued and outstanding capital stock of its wholly-owned subsidiary, LILM, Inc., to Alewine in exchange for 100,000 shares of the Issuer's outstanding shares of Common Stock, which 100,000 shares will become treasury stock following the closing of such transaction.

         ComVest financed the purchase of such shares of Common Stock and the Warrant from its available working capital. No funds were borrowed in connection with such purchases.

                               PAGE 6 OF 10 PAGES

ITEM 4.    PURPOSE OF TRANSACTION

         ComVest acquired the shares of Common Stock of the Issuer and the Warrant to acquire control of the Issuer. Assuming exercise of the Warrant, ComVest will own approximately 90.0% of the outstanding shares of Common Stock. ComVest has caused the election of its designees, Messrs. Wynne and Ascuitto, as sole officers and directors of the Issuer.

         Other than as set forth above, the Reporting Persons have no present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer's business or corporate structure, or make a change in the Issuer's charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)(1) ComVest is the beneficial owner of an aggregate of 5,194,166 shares of Common Stock, representing approximately 90.0% of the issued and outstanding shares of Common Stock of the Issuer. ComVest's holdings include 2,194,166 shares of Common Stock and the Warrant to purchase 3,000,000 shares of Common Stock.

         (a)(2) Mr. Falk is deemed to be the beneficial owner of an aggregate of 5,194,166 shares of Common Stock, representing approximately 90.0% of the issued and outstanding shares of Common Stock of the Issuer. In his capacity as manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to ComVest's shares and is therefore deemed to be the beneficial owner of such securities. Mr. Falk disclaims beneficial ownership of the securities owned by ComVest other than that portion corresponding to his proportionate membership interest in ComVest. Mr. Falk has no direct ownership of any of such securities.

         (a)(3) Mr. Priddy is deemed to be the beneficial owner of an aggregate of 5,194,166 shares of Common Stock, representing approximately 90.0% of the issued and outstanding shares of Common Stock of the Issuer. In his capacity as manager and principal member of ComVest, Mr. Priddy shares indirect voting and dispositive power with respect to ComVest's shares and is therefore deemed to be the beneficial owner of such securities. Mr. Priddy disclaims beneficial ownership of the securities owned by ComVest other than that portion corresponding to his proportionate membership interest in ComVest. Mr.
Priddy has no direct ownership of any of such securities.

         (a)(4) Mr. Rosenbloom is deemed to be the beneficial owner of an aggregate of 5,194,166 shares of Common Stock, representing approximately 90.0% of the issued and outstanding shares of Common Stock of the Issuer. In his capacity as manager and principal member of ComVest, Mr. Rosenbloom shares indirect voting and dispositive power with respect to ComVest's shares and is therefore deemed to be the beneficial owner of such securities. Mr. Rosenbloom disclaims beneficial ownership of the securities owned by ComVest other than that portion corresponding to his proportionate membership interest in ComVest. Mr. Rosenbloom has no direct ownership of any of such securities.

                               PAGE 7 OF 10 PAGES

         (b)      Number of shares as to which each such person has:

             (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition:

                  Neither ComVest, Mr. Falk, Mr. Priddy, nor Mr. Rosenbloom has sole power to vote or direct the vote or dispose or direct the disposition of any of the Issuer's securities.

             (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition:

                  ComVest, Mr. Falk, Mr. Priddy and Mr. Rosenbloom share voting and disposition powers with respect to ComVest's 5,194,166 shares.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Warrant is exercisable for an 18 month period at an exercise price of $0.25 per share, may be exercised on a cashless basis, and includes certain registration rights.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit  1.   Agreement among the Reporting Persons to file a joint Statement on
Schedule 13D on behalf of each of them, pursuant to Rule 13d-1(k)(1).



                               PAGE 8 OF 10 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                             COMVEST CAPITAL PARTNERS, LLC


Dated:  June  6, 2000                        By:     /s/ Keith Rosenbloom
                                                  ------------------------
                                                     Keith Rosenbloom, Manager

Dated:   June  6, 2000                              /s/ Michael S. Falk
                                                  ------------------------
                                                     Michael S. Falk

Dated:   June  6, 2000                              /s/ Robert Priddy
                                                  ------------------------
                                                     Robert Priddy

Dated:   June  6, 2000                              /s/ Keith Rosenbloom
                                                  ------------------------
                                                     Keith Rosenbloom

                               PAGE 9 OF 10 PAGES

                                    EXHIBIT 1

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Statement on Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of LiL Marc, Inc. and hereby affirm that such Statement on Schedule 13D is being filed on behalf of each of the undersigned.

                                             COMVEST CAPITAL PARTNERS, LLC

Dated:   June  6, 2000                       By:     /s/ Keith Rosenbloom
                                                  ------------------------
                                                     Keith Rosenbloom, Manager

Dated:   June  6, 2000                               /s/ Michael S. Falk
                                                  ------------------------
                                                     Michael S. Falk

Dated:   June  6, 2000                               /s/ Robert Priddy
                                                  ------------------------
                                                     Robert Priddy

Dated:   June  6, 2000                               /s/ Keith Rosenbloom
                                                  ------------------------
                                                     Keith Rosenbloom

                               PAGE 10 OF 10 PAGES